SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 27, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated February 27, 2008 regarding “Ericsson´s Board proposes a Long-Term Variable Remuneration Program and a directed issue and buy-back of C-shares”.

PRESS RELEASE	February 27, 2008

The Ericsson Board proposes a Long-Term Variable Remuneration Program and a directed issue and buy-back of C-shares

Ericsson´s (NASDAQ: ERIC) Board of Directors’ evaluation of the company’s long-term variable remuneration plans leads to the conclusion that the current plans are effective and achieve their objectives with a positive impact on the business. The Board of Directors has therefore decided to propose that the Annual General Meeting on April 9, 2008 resolves on a continued Long-Term Variable Remuneration Program 2008 (LTV 2008) which is in all material respects similar to the previous programs. The program comprises in total 99.5 million B-shares.

The Program is divided into three plans: (1) a Stock Purchase Plan embracing all employees, designed to award employees one Ericsson share for each share invested in under the plan, (2) a plan for up to ten percent of the employees (presently approximately 7,400) selected as key contributors to receive a second matching share, and (3) a plan embracing the CEO and other senior managers, up to 0.5 percent of employees (presently approximately 350, although it is anticipated that the number of participants will be significantly lower) who earn a further four, six or eight matching shares in addition to the ordinary matching share under the Stock Purchase Plan, provided that certain financial goals are met.

Matching under the program presupposes that the employee invests part of the salary (up to 7.5 percent, the CEO: 9 percent, of the gross fixed salary) in Ericsson shares, retain the shares and remains in employment at the time of the matching, three years after the investment.

Financing of the LTV 2008

The proposal gives the shareholders the opportunity to vote for each of the respective plan, including its financing. The Board of Directors has considered different financing methods for transfer of the shares to employees under the LTV 2008, such as transfer of treasury stock and an equity swap agreement with a third party.

The Board of Directors considers the transfer of treasury stock as the most cost efficient and flexible method to transfer shares under the LTV 2008 and has therefore decided to propose that the Annual General Meeting resolve as follows.

Transfer of treasury stock: No more than 82.3 million B-shares shall be transferred to employees covered by the terms of the three plans under the LTV 2008. The company shall also have the right to, before the Annual General Meeting in 2009, transfer no more than 17.2 million B-shares in the Company on an exchange to cover certain expenses, mainly social security payments.

Directed share issue: Ericsson’s share capital shall be increased by SEK 99.5 million by an issue of 99.5 million C-shares. The new shares shall – with deviation from the shareholders’ preferential right to subscribe for shares – be subscribed for by AB Industrivärden and/ or Investor AB, or subsidiaries of these companies, at a subscriptions price corresponding to the ratio value of the share, i.e. SEK 1.

Authorisation to decide on a directed offer to acquire own shares: The Board of Directors shall be authorised to, before the Annual General Meeting in 2009, resolve on an offer to acquire shares directed to all holders of C-shares in Ericsson. Acquisition of 99.5 million C-shares at a price per share of no less than SEK 1 and no more than SEK 1.05 shall be allowed under the authorisation.

Following the acquisition of C-shares, the Board of Directors will decide on conversion of all C-shares to B-shares, which thereafter can be transferred to employees and over an exchange.

The number of shares, the subscription price and the acquisition price set out in the proposals above will be recalculated should the Annual General Meeting resolve on a reverse split of shares 1:5.

Dilution and costs

The Company has approximately 16 billion shares issued. As per December 31, 2007, the Company held 232 million shares in treasury. The 99.5 million shares required to implement the LTV 2008 correspond to approximately 0.62 percent of the total number of outstanding shares.

The total effect on the income statement of the LTV 2008, including funding costs, is estimated to range between SEK 1,062 million and SEK 1,909 million unevenly distributed over the years 2008 – 2012. The costs can be compared with Ericsson’s total remuneration costs 2007, including social security fees, amounting to SEK 45 billion.

The complete proposal of the Board of Directors will be available on Ericsson’s website, www.ericsson.com, as from the publication of the Notice of the Annual General Meeting.

Ericsson is the world’s leading provider of technology and services to telecom operators. The market leader in 2G and 3G mobile technologies, Ericsson supplies communications services and manages networks that serve more than 185 million subscribers. The company’s portfolio comprises mobile and fixed network infrastructure, and broadband and multimedia solutions for operators, enterprises and developers. The Sony Ericsson joint venture provides consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of ‘communication for all’ through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 70,000 employees generated revenue of USD 27.9 billion (SEK 188 billion) in 2007. Founded in 1876 and headquartered in Stockholm, Sweden, Ericsson is listed on the Stockholm, London and NASDAQ stock exchanges.

For more information, visit www.ericsson.com or www.ericsson.mobi.

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Ericsson Media Relations

Phone: +46 8 719 69 92

E-mail: press.relations@ericsson.com

Investors

Ericsson Investor Relations

Phone: +46 8 719 00 00

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: February 27, 2008